ISRAMCO, INC.
4801 Woodway Drive, Suite  100E
Houston, Texas  77056
Tel.:  713-621-5946
Fax:  713-621-3988

February 2, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re:          Isramco, Inc.
Comment Letter Dated December 23, 2008

Dear Mr. Schwall:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated December 23, 2008 (the “Comments”), relating to the financial statements of Isramco, Inc. (“Isramco” or the “Company”) described in the Comments.  In this regard, we appreciate the courtesy of Mr. Gary Newberry in extending the time for Isramco to make this response to February 3, 2009.

Each of the Comments will be addressed individually.  As a general matter, Isramco has no objection to the Comments and intends to make the changes suggested by them.  In this regard, Isramco is in the process of preparing its 10-K for the fiscal year ended December 31, 2008, which should be finalized and filed on or before March 31, 2009.  As this document will supersede the 10-K for the fiscal year 2007, which was the subject of many of the Comments, Isramco believes that formal amendment of the 2007 10-K will not be useful.  Where indicated below, Isramco requests that the changes and suggestions reflected in the Comments be reflected in the 2008 10-K, rather than through formal amendment of the prior document which will be rendered moot by the subsequent filing.

Response to Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.           For each comment with regard to your Form 10-IK, consider the need to provide or revise your disclosures for each of your Form 10-Qs for Fiscal Year 2008.

Response:

As discussed above, Isramco intends to file its 10-K for fiscal year 2008 on or before March 31, 2009.  Because of the pendency of this filing, Isramco believes that the purposes of the Comments are best served by ensuring that they are incorporated in this filing, rather than formally amending prior filings.  In this situation, Isramco believes that formal amendment of the prior filings would not achieve the goals of the SEC and, because the amendments of the prior filings would occur at nearly the same time as the filing of the 2008 10-K, could actually cause confusion.

Business, page 1

2.           Please revise your filing to provide all of the disclosure required by Item 101(h) of Regulation S-K.  For example, to the extent material, please disclose the markets and distribution methods for the oil and gas you produce.

Response:

Isramco will provide additional disclosure of the markets and distribution methods in effect for the oil and gas produced.

Risk Factors, page 7

3.           Please expand the risk factor entitled “our hedging activities may prevent us from benefiting from price increases and may expose us to other risks” to address the fact that you may experience significant losses as a result of your hedging agreements.  In this regard, we note your disclosure regarding your net loss of $8.6 million on your derivative contracts in fiscal 2007.  In addition, please disclose the percentage of your oil and gas production that is hedged.

Response:

Isramco will provide additional disclosure with respect to its hedging activities.  However, Isramco does not agree that its hedging activities may expose it to significant, or material, losses.  The hedging liability reflected on the financial statements is the result of the “mark to market” accounting requirements and does not represent an actual cash loss.  The hedging activities of Isramco would result in an actual, cash loss only to the extent that hydrocarbon production was insufficient to satisfy the volumes hedged.  As Isramco hedges only approximately 80% of its hydrocarbon production, and given the historical production rates, Isramco does not believe that there is a realistic possibility that it will suffer material losses as a result of hedging.

Selected Financial Date, page 12

4.           We note you have elected to provide selected financial data although you qualify as a smaller reporting company.  Revise this disclosure to provide five years of data, as required by Regulation S-K Item 301, or remove such disclosure from your filing.

Response:

Isramco will remove the disclosure from its filings.

Management Discussion and Analysis of Financial Condition, page 13

5.           Please expand your discussion to address your prospects for the future.  In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations.  See Item 303(a)(3)of Regulation S-K and Section III.  B of SEC-Release No. 33-8350(Dec. 19, 2003).  For example, please indicate whether you anticipate that there will continue to be material increases in your interest expense.

Response:

Isramco will expand its treatment of its future prospects and will more specifically address variables that are anticipated to have a material effect on its business.

Liquidity and Capital Resources, page 14

6.             Expand your discussion in this section to address your reported cash flows from financing activities and changes in your liquidity during Fiscal Year 2007 due to related party loans.  Refer to Regulation S-K Item 303(a).

Response:

The financial statements disclose the related party loans in connection with the Five States transaction.  Specifically, in the Cash Flow Statement there is a separate line disclosing that Isramco obtained a loan from a related party.  Nonetheless, future statements will reflect the third party loans in the manner requested.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 14

7.           Expand your discussion of results from operations to include a discussion of the reasons for material changes in line items.  In this regard, please disclose the reasons for the change in your effective tax rate and the loss on your derivative contracts.  Refer to Financial Reporting Codification Section 501.04.

Response:

Disclosure concerning the derivative contracts is contained in the notes to the financial statements.  In these notes, Isramco disclosed the $8.6 million loss.  Nonetheless, future statements will reflect the third party loans in the manner requested. This sentence does not address the change in effective rate.

8.           We note the volume of your reported natural gas swap contacts in relation to the size of your proved developed natural gas reserves as disclosed in the notes to your financial statements as of December 31, 2007.  Discuss any known trends or uncertainties that these swap positions may reasonably have on your income from operations.  As part of your response, include an explanation of how the size of your swap positions as reported in MMBTU relates to the size of your proved developed natural gas reserves as reported in MCF.  Refer to Regulation S-K Item 303(a)(3)(ii) and the related instructions to paragraph 303(a).

Response:

Isramco will include additional analysis and information as suggested by this comment in future statements.

Quantitative and Qualitative Disclosures About Market Risk, page 19

9.           We note you have elected to provide quantitative and qualitative disclosures about market risk although you qualify  as a smaller reporting company.  Revise your disclosures to comply with one of the three disclosure alternatives required by Regulation S-K Item 305(a)(1), or remove this disclosure from your filing.  We note that under Regulation S-K Item 305(c), discussion and analysis shall be provided so as to enable a reader to assess the sources and effects of material changes in this information from the end of the preceding fiscal year to the date of the most recent interim balance sheet.

Response:

We will remove this disclosure from our filing.

Management’s Report on Internal Control over Financial Reporting; Changes in Internal Control over Financial Reporting, page 20

10.           Revise this section to indicate this report does not include an attestation report by the company’s registered accounting firm, as required by Regulation S-K Item308T(a)(3).

Response:

Per the discussion above, Isramco requests to provide the requested disclosures prospectively..

11.           We note your disclosure about the material weakness regarding the deficiencies in your control environment.  Please disclose when the material weakness was identified and when the material weakness first began.

Response:

Isramco will expand its discussion of the deficiencies in its control environment and provide additional information with respect to the identification of these weaknesses in future statements.

12.           Please quantify the anticipated cost of the remedial measures that you have described.  In addition, please disclose the anticipated timeline for adopting the remedial measures described in paragraphs (2) and (3) at page 21.

Response:

Isramco will expand its discussion of the remedial measures it has taken and will take, along with the costs and anticipated costs of these measures in future statements.

13.           We note your disclosure that “[o]ther than as described above, no material change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of fiscal 2007.”  Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please make corresponding changes in your quarterly reports on Form l0-Q for the first three quarters of 2008.

Response:

 Per the discussion above, Isramco requests to provide the requested disclosures prospectively.

Exhibits

14.           Please file as exhibits all material contracts.  See Item 60l(b)(l0) of Regulation S-K.  If you intend to incorporate certain exhibits by reference, revise your filing to incorporate such document by reference to the specific document and to the prior filing or submission in which such document was physically filed or submitted.  See Item 10(d) of Regulation S-K.  For example, we note that you have indicated that the inventory services management agreement dated December 1997 was filed with your annual report as Exhibit 10.7.  However, it does not appear that such document was filed with your annual report.

Response:

Isramco will file all material contracts as Exhibits, and notes the requirements of Item 10(d) of Regulation S-K.

  Signatures, page 27

15.           Please indicate who is signing on behalf of your controller or principal accounting officer.

Response:

Mr. Edy Francis is signing as principal Financial and Accounting Officer.

Exhibits 31.1 and 31.2

16.           Please provide the certifications in the exact form required by Item 601 of Regu1ation S-K.  For example and without limitation, we note that you have omitted the word “disclosure” from paragraph 4(a), and replaced the word “performing” with “fulfilling” in paragraph 5.  Please make corresponding changes in your quarterly reports on Form l0-Q for the first three quarters of 2008.

Response:

Per the discussion above, Isramco will provide the revised certifications prospectively.

Exhibit 32.1

17.           Please provide the certification of your chief financial officer required by Item 601(h)(32) of Regulation S-K.

Response:

Per the discussion above Isramco requests to make the suggested changes prospectively.

Consolidated Balance Sheets, page F-2

18.           Disclose the accumulated balances of each component of your accumulated comprehensive income, including the amount of income tax expense allocated to each.  Refer to Statement of Financial Accounting Standards 130, paragraphs 25- 26 and appendix B.

Response:

Accumulated other comprehensive income  includes:

Unrealized gain/loss for available for sale marketable securities, net of income tax of $1,764,000 at December 31, 2007. We will change this prospectively.

Consolidated Statements of Changes in Shareholder’s Equity, page F-4

19.           We note the sale of Israeli operations, the related footnote disclosure, and the reduction in additional paid-in capital as a result of this sale.  Please provide us with any additional facts and circumstances you considered, including the relevant professional literature, to support your accounting treatment for the reduction in additional paid-in capital from this transaction.  In particular, address your consideration of whether any indicators of impairment existed and the results of your impairment test.

Response:

Isramco Inc. and Israel Oil Company Ltd.,  (IOC) are related parties under common control by Naphtha Israel Petroleum Corp.

In December 2007, Isramco transferred its principal assets to IOC, including but not limited to participation units in two Israeli oil and gas limited partnerships – the Isramco Negev 2 and INOC Dead Sea, and their operating activities at the branch office (issue 1). The decision was made in light of the Company's expanding oil and gas operations in the United States of America and management's decision that it is the Company's best interests to focus on the oil and gas operations in the United States of America and terminate activities in Israel.

In this regard, management determined to sell the interests in the Israeli partnerships as part of a strategy to divest substantially all of the assets of the Company located outside of the United States. The interests in the partnerships were, and are, not liquid or readily marketable. The impairment of these assets reflected these conditions.

 Before the transfer, certain real estate located in Israel was impaired (issue 2). With respect to the real estate assets of the Company located outside of the United States, these assets were held by a branch and sold after appraisal by a third party, using the comparison method. Based upon these factors, we impaired these real estate assets by $928,000.

We accounted for the loss in the sale of interest in Israeli oil and gas to IOC as a reduction in additional paid in capital in according to  EITF 84-39, Transfers of Monetary and Nonmonetary Assets Among Individuals and Entities under Common Control.  According to paragraph No. 3 of the EITF, “the assets and liabilities so transferred would be accounted for at the transferor's historical cost determined in accordance with generally accepted accounting principles. We also believe that the difference between the cash disbursed and the transferors' historical cost should be recorded as a distribution or capital contribution.”

We assessed the impairment of the above assets immediately before the sale. As a result, we recorded impairment losses for the real estate properties as if we continued to hold the interests in Isramco Negev 2 and INOC Dead Sea, according to SFAS 144 paragraph #29.  According to paragraph No. 29 of SFAS 144, “a long-lived asset to be disposed of in an exchange measured based on the recorded amount of the nonmonetary asset relinquished or to be distributed to owners in a spinoff is disposed of when it is exchanged or distributed. If the asset (asset group) is tested for recoverability while it is classified as held and used, the estimates of future cash flows used in that test shall be based on the use of the asset for its remaining useful life, assuming that the disposal transaction will not occur. In addition to any impairment losses required to be recognized while the asset is classified as held and used, an impairment loss, if any, shall be recognized when the asset is disposed of if the carrying amount of the asset (disposal group) exceeds its fair value.”

20.           We understand the proceeds of this sale were used to pay down your loan with Naphtha.  Please tell us how this sale and the related loan repayment were recorded in your consolidated statement of cash flows.

Response:

Isramco believes that this item is addressed at Note 12 on page F-14.  Please see also page F-16.

Notes to Consolidated Financial Statements

Note 7 – Derivative and Hedging Activities, page F-13

21.           Include a reconciliation of the beginning and ending carrying value of your energy trading contracts as described in Emerging Issue Task Force Issue No. 02-3, paragraph 10(e).

Response:

According to EITF 02-3 - Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, Isramco needs to present the energy trading activities as follows:

The Task Force reached a consensus on Issue 3 that entities involved in energy trading activities should disclose all of the following:

e. A reconciliation of the beginning and ending carrying values of its energy trading contracts, aggregated by source or method of estimating fair value, showing separately the changes attributable to (1) unrealized gains and losses recognized at inception of a contract, (2) unrealized gains and losses recognized as a result of changes in valuation techniques and assumptions, (3) other unrealized gains and losses recognized during the period, and (4) realized gains and losses recognized during the period)

Derivative assets  at December 31, 2007 and 2006 are $0 and $1,718,000, respectively.

Derivative liabilities at December 31, 2007 and 2006 are $9,633,000 and $0, respectively.

Unrealized derivative mark-to-market loss recorded in income statements are $8,638,000 for 2007.

Realized gain recorded in income statements are $2,713,000 for 2007.

Isramco will add this disclosure prospectively.

22.           Include a disclosure of the sensitivity of your fair value estimates of the contracts to changes in the near tent Refer to Statement of Position 94-6, paragraphs 13-17.

Response:

The fair value of oil and gas derivatives contracts will be significantly impacted by the change in oil and gas future prices.

The changes suggested by comment 22 will be incorporated into future financial statements.

Note 20 – Supplementary Oil and Gas Information (Unaudited), page F-24

23.           Please revise your presentation of the standardized measure to report future net cash flows after future income tax expense.  Please refer to Statement of Financial Accounting Standards 69, paragraph 30.

Response:

Per the discussion above Isramco requests to make the suggested changes prospectively.

Quarterly Reports on Form 10-Q for the Quarters Ended March 31, June 30 and September 30, 2008

24.           We note your disclosure that your management and the audit committee of your board of directors have begun to develop remedial measures to address the internal control deficiencies identified in your annual report on Form 10-K for the year ended December 31, 2007.  Please revise each of your filings to describe the remedial measures taken in the relevant quarter.

Response:

Isramco will describe the remedial measures implemented and planned to address internal control issues in the 2008 10-K.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008

Controls and Procedures, page 11

25.           We note your statement that “[a]s described below, under “Management’s Report on Internal Control Over Financial Reporting,” material weaknesses were identified in our internal control over financial reporting as of March 31, 2008.”  We further note that your quarterly report does not contain management’s assessment of internal control over financial reporting.  If you choose to retain the reference to management’s assessment, please refer investors to the disclosure in your annual report on Form 10-K for the year ended December 31, 2007.

Response:

A reference will be included in future Quarterly Reports to the management’s assessment in the 10-K.

Definitive Proxy Statement on Schedule 14A

26.           Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Response:

Isramco confirms that all future filings will address the following comments. As requested, attached as Appendix A are examples of disclosures which we intend to provide for the requested information.

Security Ownership of Management and Certain Beneficial Owners, page 2

27.           Please provide the disclosure required by Item 403 of Regulation S-K for each person who is known to be the beneficial owner of more than five percent of your common stock.  For example, it appears that a number of the parties identified in footnote 3 to the table at page 3 may be deemed to beneficially own more than five percent of your common stock.  Please provide the disclosure required by Item 403 for each such party

Response:

Isramco confirms that the future filings will contain disclosure substantially similar to that included in Appendix A, as such disclosure may be revised at such time to reflect actual holdings of such persons.

Director Compensation, page 4

28.           We note your disclosure regarding fees earned or paid in cash by your directors.  Please describe your standard compensation arrangements for directors.  See Item 402(r)(3) of Regulation S-K.

Response:

Our non-employee directors are paid $750 per meeting. We will incorporate such disclsosure in the future filings.

29.           Please provide the information required by Item 201(d) of Regulation S-K.  In this regard, we note in footnote 11 to your financial statements your disclosure regarding your 1993 Plan.

Response:
Isramco confirms that the future filings will contain disclosure substantially similar to that included in Appendix A, as such disclosure may be revised at such time to reflect actual holdings of such persons.

Certain Relationships and Related Transactions, Page 4

30.           We note your disclosure regarding your loans from Naphtha Israel Petroleum Corp. Ltd. and J.O.E.L. Jerusalem Oil Exploration Ltd.  We also note your disclosure that your chief executive officer has a controlling interest in each of these companies.  As a result, it appears that your chief executive officer has a direct or indirect material interest in such transactions.  Please provide in this section the disclosure required by Item 404(a) of Regulation S-K with respect to such loans.

Response:

Isramco confirms that the future filings will contain disclosure substantially similar to that included in Appendix A, as such disclosure may be revised at such time to reflect actual holdings of such persons.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

Exploration, Production and Development – United States, page 1

Transaction with GFB LLC and Trans Republic Resources, Ltd., page 2

31.           You state that the reserves for the acquired property were established by a third party consultant.  Please name the consultant or remove the reference to the third party consultant.  Please see Instruction 4B of Item 102 of Regulation S-K.

Response:

Isramco will remove the references to any third party consultants unless such consultants are identified.

32.           You report that the acquisition from Five States completed on March 2, 2007 included 1,447,161 of net barrels of oil, 20,078,174 net Mcf of natural gas and 1,305,705 net barrels of NOLs.  Please reconcile these reported reserves from this acquisition with the volumes you report from acquisition in 2007 in the reserves table on page F-22.

Response:

The proved reserves were reported on March 2, 2007 were incorrect.  The mistake was noted and the volumes reported on page F-22  reflected the correction.

Employees

33.           We note that you report that you have seven employees.  Please tell us if any of these employees are petroleum engineers or geologists and if so tell us their experience level, If you do not have any employees that are petroleum engineers or geologists, please tell us who determined your reserve estimates.

Response:

Isramco currently has a petroleum engineer and a geologist.  The manager of operations is a graduate of Southern Methodist University with a degree in geology.  He has been involved in the operation of oil and gas properties throughout Texas for over 30 years.  The other employee holds a degree in petroleum engineering from Texas Tech University.  He has been involved in the operation and development of oil and gas properties for over 10 years.

Risk Factors, page 7

The oil and gas reserve data included in this report are only estimates . . . page 8

34.           The SEC definition of proved reserves states that you must be reasonably certain that the reserves you classify as proved will be recovered.  This means that the ultimate recovery of reserves should be much more likely to increase over time than to decrease.  It appears by saying that there are numerous uncertainties that are inherent in estimating oil and gas reserves you are contradicting, or mitigating, the reasonable certainty that is necessary for reserves to be classified as proved.  If you are not reasonably certain of recovering all or a portion of your reported reserves, please remove them from your filing.  If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and Reserve Information on page 11 to remove “there are numerous uncertainties inherent in estimating oil and gas reserves” and revise to not imply that proved reserves are not reasonably certain to be recovered.

Response:

Isramco will revise the disclosure to remove the language cited in the comment in future reports.

Properties, page 10

35.           Please expand your disclosure to include all of the information required by Industry Guide 2.

Response:

Per the discussion above Isramco requests to make the suggested changes prospectively.

Oil and Gas Volumes and Revenues, page 14

36.           Please expand your disclosure to include the average unit price of plant products, if materially different than the reported oil price per unit.  Expand your disclosure to include the average unit operating cost plus production taxes per equivalent barrel of production.

Response:

Per the discussion above Isramco requests to make the suggested changes prospectively.

Supplementary Oil and Gas Information, page F-22

Oil and Gas Reserves, page F-22

37.           We note in the oil and gas reserve table a number of significant changes in the reserves, particularly for revisions in 2007 which are over 4 times greater than the total reserves you reported in 2006.  However, we do not see any explanation for these changes.  Please expand your disclosure to include appropriate explanations for all significant reserve changes in these tables.  Se paragraph 11 of SFAS 69.

Response:

The change in reserves was the result of increasing hydrocarbon prices.  We will incorporate expanded disclosure of the basis for revisions to our reserve reports in future financial statements.

38.           Considering the total annual reserves and the proved developed reserves you report, it does not appear that the proved undeveloped reserves you report for both oil and gas reserves in years 2004 through 2006 are correct.  Please revise your proved undeveloped reserves for those years as necessary or tell us why such revision is not necessary.

Response:

The difference is generally due to the fact that increasing hydrocarbon prices resulted in more reserves becoming economical to produce.  Isramco will expand on this discussion in future statements.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Response:

As discussed above, Isramco requests that formal amendment of previous filings not be required.  Isramco will incorporate its responses to the SEC’s comments in its Form 10-K for Fiscal Year 2008, which will be filed on or before March 31, 2009, and in all future filings.

Isramco acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its public filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Isramco also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Similarly, Isramco’s responses to the Comments do not constitute, and should not be deemed to constitute, any admission by Isramco that its prior disclosures are insufficient or contrary to law.

Please contact the undersigned after you have had the opportunity to review this response.  Isramco looks forward to working with the SEC to resolve all issues raised by its Comments.

/s/ Edy Francis
Edy Francis,
Chief Financial Officer

Appendix A

Response to Comment No. 27

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information, as of the Record Date, concerning the ownership of the Common Stock by (a) each person who, to the Company’s knowledge, beneficially owned on that date more than 5% of the outstanding common stock, (b) of the Company's directors and Named Executive Officers (as defined under "Executive Compensation"); and (c) all current directors, officers and significant employees of the Company as a group.

Number of Shares Percent of
Name of Beneficial Owner (1)	Beneficially Owned (2)	Common Stock (2)
Haim Tsuff, Chairman and CEO	1,354,041 (3)	49.82%

Naphtha Holdings Ltd.	-- (3)	--

Naphtha Israel Petroleum Corp	-- (3)	--

J.O.E.L. Jerusalem Oil Exploration Ltd.	-- (3)	--

Equital Ltd.	-- (3)	--

United Kingsway Ltd.	-- (3)	--

YHK Investment L.P.	-- (3)	--

Jackob Maimon, President and	38,819	1.43%
Director

Edy Francis	-

Jim Hutchinson	--	*

Max Pridgeon, Director	--	*

Donald L. Lovell, Director (4)	--	*

Frans Sluiter, Director (5)	--	*

Michelle R. Cinnamon (6)	--	--

All directors and
officers as a group (7 persons) (7)	1,392,860	51.25%

________________
* Less than 1%

(1) Unless otherwise specified, the address of such person is c/o Isramco, Inc., 4801 Woodway Drive, Suite 100E Houston, Texas 77056

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of Common Stock issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days of the Record Date are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, each person listed is believed to have sole voting and investment power with respect to all shares of Common Stock owned by such person.

 (3) Naphtha Israel Petroleum Corp. (“Naphtha Petroleum”), an Israeli public company whose shares are traded on the Tel Aviv Exchange, holds all of the outstanding voting shares of Naphtha Holdings Ltd. (“Naphtha Holdings”), a private Israeli company.  Haim Tsuff, the Company’s Chairman and Chief Executive Officer, may be deemed to beneficially own any shares held by Naphtha Holdings within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the control that he exercises over Naphtha Petroleum. The nature of such control is described in the succeeding paragraphs.

Mr. Tsuff holds all of the outstanding voting shares of United Kingsway Limited (“United Kingsway”), a BVI private company. He also serves as the sole director of United Kingsway. United Kingsway holds 74% of the outstanding membership interests in each of YHK Investment L.P (“YHK LP”), an Israeli limited partnership and YHK General Manager Ltd. (“YHK Manager”), a private Israeli  which serves as the general partner of YHP LP. Mr. Tsuff father serves as a director of YHK Manager. YHK LP holds 44.5% of the outstanding voting securities of Equital Ltd. (“Equital”), an Israeli public company listed on the Tel Aviv Exchange. Of the seven (7) directors who serves on Equital’s board of directors, four (4) are entities which are controlled by YHK Manager. Pursuant to Equital’s Articles of Association, none of these directors may be removed by a vote of less than the holders of 75% or more of Equital’s outstanding securities.

Equital holds 33% of the outstanding voting securities of  J.O.E.L. - Jerusalem Oil Exploration Ltd. (“JOEL”), a public company Israeli company. Three (3) out of a total of six (6) of the current directors of JOEL are entities which are controlled by Equital. Pursuant to JOEL’s Articles of Association, none of these directors may be removed by a vote of less than the holders of 75% or more of JOEL’s outstanding securities.

JOEL holds 67.5% of the outstanding voting securities Naphtha Petroleum which, as noted above, holds all of the outstanding voting securities of Naphtha Holdings.

Each of United Kingsway, Equital and JOEL disclaim beneficial ownership of these securities.

 (4) Mr. Lovell died in February 2008

(5)  Mr. Frans Sluiter resigned on September 10, 2008  from his position as a director of Isramco, Inc.

(6) Ms. Cinnamon was appointed to the Board of Directors on February 11, 2008, upon Mr. Lovell's death.

(7) See Notes 3 and 4 above.

Response to Comment 29

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2008 with respect to the Company's equity compensation plan which has been approved by its stockholders.

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plan approved by security holders
	--	--	20,050

Equity compensation plans not approved by security holders
	--	--	--

Total	--	--	20050

The Company has one plan, the 1993 Stock Option Plan, that was approved by stockholders. There are no equity compensation plans not outstanding. No equity compensation instruments were outstanding as of December 31, 2008.

Response to Comment 30

In connection with the Company’s purchase in February 2007 of certain oil and gas interests in New Mexico and Texas, the Company obtained loans in the total principle amount of $42 million from Naphtha Israel Petroleum Corp. Ltd., (“Naphtha Petroleum”) with terms and conditions as below:

Pursuant to a Loan Agreement dated as of February 27, 2007 (the "Loan Agreement"), Isramco obtained $18.5 million. The outstanding principal amount of the loan accrues interest at per annum rate equal to the London Inter-bank Offered Rate (LIBOR) plus 5.5%, not to exceed 11% per annum. Interest is payable at the end of each loan year. Principal plus any accrued and unpaid interest are due and payable on February 26, 2014. Interest after the maturity date accrues at the per annum rate of LIBOR plus 12% until paid in full. At any time, Isramco is entitled to prepay the outstanding amount of the loan without penalty or prepayment. To secure its obligations that may be incurred under the Loan Agreement, Isramco agreed to grant to Naphtha Petroleum a security interest in certain specified properties held by Jay Petroleum, its wholly owned subsidiary. Naphtha can accelerate the loan and exercise its rights under the collateral upon the occurrence any one or more of the following events of default: (i) Isramco's failure to secure the indebtedness as provided for in the agreement, pay any amount that may become due in connection with the loan within five (5) days of the due date (whether by extension, renewal, acceleration, maturity or otherwise) or fail to make any payment due under any hedge agreement entered into in connection with the transaction, (ii) Isramco's material breach of any of the representations or warranties made in the loan agreement or security instruments or any writing furnished pursuant thereto, (iii) Isramco's failure to observe any undertaking contained in transaction documents if such failure continues for 30 calendar days after notice, (iv) Isramco's insolvency or liquidation or a bankruptcy event or(v) Isramco's criminal indictment or conviction under any law pursuant to which such indictment or conviction can lead to a forfeiture by Isramco of any of the properties securing the loan.

Mr. Jackob Maimon, Isramco's President at the time and a director is a director of Naphtha Petroleum and Mr. Haim Tsuff, Isramco's Chief Executive Officer and Chairman is a controlling shareholder of Naphtha Petroleum.

Pursuant to a Loan Agreement dated as of February 27, 2007 (the "Second Loan Agreement") Isramco obtained a loan from Naphtha Petroleum, in the principal amount of $11.5 million, repayable at the end of seven years. Interest accrues at a per annum rate of LIBOR plus 6%. At any time Isramco can make prepayments without premium or penalty .The Second Loan is not secured. The other terms of the Second Loan Agreement are identical to the terms of the Loan Agreement. Pursuant to a Loan Agreement dated as of February 27, 2007 (the "Third Loan Agreement ") Isramco obtained a loan from Naphtha Petroleum, in the principal amount of $12 million, repayable at the end of five years. Interest accrues at a per annum rate of LIBOR plus 6%. At any time Isramco can make prepayments without premium or penalty. The Third Loan is not secured. The other terms of the Third Loan Agreement are identical to the terms of the Loan Agreement.

Pursuant to a Loan Agreement dated as of February 26, 2007 Isramco obtained a loan from J.O.E.L Jerusalem Oil Exploration Ltd, a related party ("JOEL"), in the principal amount of $7 million, repayable at the end of 3 months (that was extended until July 11, 2007). Interest accrues at a per annum rate of 5.36%. On July 2007 the Company and J.OEL reached an agreement to revise the period of the Loan to seven years and the interest rate to LIBOR plus 6%. Mr. Jackob Maimon, Isramco's president at the time and a current director is a director of JOEL and Mr. Haim Tsuff, Isramco's Chief Executive Officer and Chairman is a controlling shareholder of JOEL.

           In connection with the Company’s acquisition of oil and gas interests in March 2008, On March 27, 2008 Isramco obtained a loan from JOEL, a related party, in the principal amount of $48.9 million, repayable at the end of 7 years. Interest accrues at a per annum rate of LIBOR plus 6%. Mr. Jackob Maimon, Isramco's president at the time and a director, is a director of JOEL and Mr. Haim Tsuff, Isramco's Chief Executive Officer and Chairman is a controlling shareholder of JOEL.